Filed by Great Plains Energy Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.

Commission File No. 1-3523

Forward Looking Statements

Statements made in this communication that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to Great Plains Energy Incorporated’s (“Great Plains Energy”) proposed acquisition of Westar Energy, Inc. (“Westar”), shareholder and regulatory approvals, the completion of the proposed transactions, benefits of the proposed transactions, and anticipated future financial measures and operating performance and results, including estimates for growth and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy and Kansas City Power & Light Company (“KCP&L”) are providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: the risk that Great Plains Energy or Westar may be unable to obtain shareholder approvals for the proposed transactions or that Great Plains Energy or Westar may be unable to obtain governmental and regulatory approvals required for the proposed transactions, or that required governmental and regulatory approvals or agreements with other parties interested therein may delay the proposed transactions or may be subject to or impose adverse conditions or costs; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transactions or could otherwise cause the failure of the proposed transactions to close; risks relating to the potential decline in the Great Plains Energy share price resulting in an increase in the exchange ratio of Great Plains Energy shares offered to Westar shareholders in accordance with the transaction agreement and resulting in reduced value of the proposed transactions to Great Plains Energy shareholders; the risk that a condition to the closing of the proposed transactions or the committed debt or equity financing may not be satisfied; the failure to obtain, or to obtain on favorable terms, any equity, debt or equity-linked financing necessary to complete or permanently finance the proposed transactions and the costs of such financing; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed transactions; the receipt of an unsolicited offer from another party to acquire assets or capital stock of Great Plains Energy or Westar that could interfere with the proposed transactions; the timing to consummate the proposed transactions; the costs incurred to consummate the proposed transactions; the possibility that the expected value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the credit ratings of the companies following the proposed transactions; disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed transactions; future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and KCP&L changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates the Companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital, derivatives and hedges and the effects on nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including but not limited to cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s ability to successfully manage transmission joint ventures or to integrate the transmission joint ventures of Westar; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy will file with the SEC in connection with the proposed transactions. Other risk factors are detailed from time to time in Great Plains Energy’s and KCP&L’s quarterly reports on Form 10-Q and annual report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement. Great Plains Energy and KCP&L undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, Great Plains Energy will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar, which also constitutes a prospectus of Great Plains Energy, as well as other materials. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available) and other documents that will be filed by Great Plains Energy and Westar with the SEC at http://www.sec.gov, the SEC’s website, or from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents will also be available free of change from Westar’s website (http://www.westarenergy.com/) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation

Great Plains Energy, Westar and their respective directors and certain of their executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar’s shareholders with respect to the proposed transaction. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2016 annual meeting filed with SEC on March 24, 2016. Information regarding the officers and directors of Westar is included in its definitive proxy statement for its 2016 annual meeting filed with the SEC on April 1, 2016. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction.

E-mail communication sent to KCC Commissioners May 31, 2016

Chairman Emler and Commissioners:

Thank you for taking the telephone call from Mark Ruelle and me yesterday evening during which we informed you of a press release (attached) that would be issued today announcing a merger agreement by and between Great Plains Energy and Westar for the 100% acquisition of Westar by Great Plains Energy. The press release crossed the business wire at 5:00a this morning.

It was important to us that you and your colleagues hear about this first from us as our companies both operate under your regulatory authority in Kansas. Although we would have preferred to discuss this personally, time constraints and logistics made a face-to-face meeting impossible.

The purpose of this e-mail is to confirm our telephone conversation as follows:

•	We are confident that the transaction promises benefits for all customers, whether served by our current utility subsidiaries or the utility subsidiaries to be acquired in the transaction. Our current plans call for general rate cases relatively soon following the expected close of the transaction. Once the transaction closes, benefits will be realized by customers in the form of these post-closing rate cases and future rate requests that will be lower than if the transaction did not occur.

•	In 2008 Great Plains Energy acquired Aquila, delivering significant benefits to customers over the first full five years while strengthening overall reliability and customer service. We expect our execution of this transaction to be similar and plan to be as transparent and scrupulous in delivering strong value to all of our stakeholders.

•	This transaction will require approval of the Kansas Commission, FERC and NRC as well as clearance under the Hart-Scott-Rodino Act. It will require the approval of our shareholders for the issuance of shares to Westar shareholders in the transaction as well as the approval of Westar’s shareholders.

•	We would be pleased to meet with you and your colleagues to discuss the transaction in more detail should you or your fellow commissioners so desire. Just let me know and we’ll schedule a meeting, or meetings, for that purpose.

Thank you for your time.

E-mail communication sent to MPSC Commissioners May 31, 2016

Chairman Hall and Commissioners:

Thank you for taking my telephone call during which I informed you of a press release (attached) that would be issued today announcing a merger agreement by and between Great Plains Energy and Westar. The press release crossed the business wire at 5:00a this morning.

It was important to me that you and your colleagues hear about this first from Great Plains Energy because our utility subsidiaries operate under your regulatory authority in Missouri. Although I would have preferred to discuss this personally, time constraints and logistics made a face-to-face meeting impossible.

The purpose of this e-mail is to confirm our telephone conversation as follows:

•	Great Plains Energy’s position is that the merger is not subject to approval by the Missouri Public Service Commission (“MPSC”) as it will be effectuated at the parent corporation/holding company level by entities that are not electrical corporations in Missouri subject to MPSC jurisdiction. The MPSC has reached this conclusion many times before. See, for example, Re Proposed Acquisition of Cilcorp by Ameren Corporation, Case No. EO-2002-1082 (Order Closing Case issued June 13, 2002); In the matter of the Merger of American Water Works Company with National Enterprises Inc and the indirect Acquisition by American Water Works Company of the total Capital Stock of St. Louis Water Company, Case No. WM-99-224 (Report and Order issued March 23, 1999); and In the Matter of the Merger of SBC Communications Inc and Ameritech Corporation, Case No. TM-96-76 (Report and Order issued October 8, 1998).

•	The merger promises benefits for all customers, whether located in Missouri or Kansas, served by our existing utility subsidiaries and the utility subsidiaries to be acquired by Great Plains Energy through the merger with Westar. Once the merger closes, benefits will be realized by customers in the form of future rate requests that will be lower than if the merger had not occurred.

•	In 2008 Great Plains Energy acquired Aquila, delivering significant benefits to customers over the first full five years while strengthening overall reliability and customer service. We expect our execution of this transaction to be similar and plan to be as transparent and scrupulous in delivering strong value to all of our stakeholders.

•	The transaction will require approval by the KCC, FERC and NRC as well as clearance under the Hart-Scott-Rodino Act. The approval of Great Plains shareholders will be required for the issuance of shares to Westar shareholders in the transaction and approval of the transaction by Westar’s shareholders will also be required.

•	We would be pleased to meet with you and your colleagues to discuss the merger in more detail should you or your fellow commissioners so desire. Just let me know and we’ll schedule a meeting, or meetings, for that purpose. In fact, we spoke with Chairman Hall about following up to speak with you in an open Agenda meeting in the near future and will be working with your advisors and Shelley Brueggeman to work to do so in the very near future.

Thank you for your time.